Exhibit 99.1

September 11, 2008

Re:	Proposed Longs Sale Transaction
To Our Fellow Shareholders:
          As you likely know, certain funds advised by Pershing Square Capital Management, L.P. (“Pershing Square”) own approximately 3.1 million of the outstanding shares of Longs Drug Stores Corporation (“Longs” or the “Company”) and have economic exposure to approximately 9.2 million notional shares, or approximately 25.6% of the Company’s outstanding common stock. As a result, Pershing Square has the largest economic interest of any Longs investor in a potential transaction. It is with that perspective in mind that we have analyzed the proposed tender offer transaction (the “Transaction”) launched by CVS-Caremark, Inc. (“CVS”).
          For the reasons outlined in this letter, we do not currently support the Transaction and consequently do not intend to tender our 3.1 million shares into the CVS offer. Based on public disclosures to date, we believe that the process that led to the Transaction’s announcement was seriously flawed. On the other hand, with our efforts and the assistance of our financial advisor, The Blackstone Group, we remain hopeful that any past defects in the process can be remedied even at this late date (and despite what we view to be overly restrictive deal lock-up clauses).
          While we are critical of the process, we take comfort from the fact that the Company and its advisors negotiated a contractual provision requiring CVS to hold the offer open for one full year — until August 12, 2009. Furthermore, the Transaction permits the Company to pay its normal $0.14 dividend, so as shareholders we get paid dividends while we wait. As a result, we view ourselves and other shareholders as having a one-year “put” to CVS at the transaction price of $71.50. We believe that the value of Longs to CVS and other interested parties substantially exceeds the announced deal price. Given that approximately 18.6 million shares, or 52% of the basic outstanding shares of common stock, have traded at or above the $71.50 offer price since the Transaction’s announcement, the market appears to agree that a higher deal value should be achieved.
          Consequently, we do not believe that the tender offer’s minimum tender condition of 66 2/3% of the outstanding shares will be satisfied by September 15, 2009, the earliest date that CVS would otherwise be entitled to take up and pay for tendered shares.

Longs Drug Stores Corporation
September 11, 2008

Pershing Square’s View of Longs and the Sale Process
          As disclosed on the Schedule 13D and various amendments that we filed with the Securities and Exchange Commission in early August, we began building our stake in Longs throughout the summer of 2008. Given the Company’s owned real estate portfolio, its undervalued leased real estate portfolio, its fast growing but sub-scale RxAmerica Pharmacy Benefit Manager subsidiary (“PBM” or “RxAmerica”) and its underperforming retail business, we formed the view that the Company had reached the end of its strategic life as an independent enterprise in a consolidating industry.
          In our Schedule 13D, we indicated that we may speak with the Company to explore alternatives to unlock value for all shareholders. While we have not had the opportunity to engage the Company directly, we do not disagree with the Board’s decision to sell the Company. We do, however, take issue with the sale process and the resulting price. We were surprised to learn on August 12th that the Company had entered into the Transaction with CVS at a $71.50 per share price, which is at the bottom of the range of values that CVS initially expressed to the Company. In our view, this price materially understates the fair value of the Company.
          Longs is a collection of scarce and irreproducible assets. In particular, the Company’s footprint throughout California and Hawaii is unique and irreplaceable. Constructing properties in these locations is extremely difficult due to the limited availability of alternative sites, as well as zoning restrictions, environmental regulations and other regulatory hurdles. Consequently, we believe that other drugstore operators, other retailers, real estate investment trusts (“REITs”) and private equity investors would pay a material premium to the CVS offer for the opportunity to own Longs.
          As such, this situation presents an ideal circumstance in which to conduct an open, competitive sale process. We note the discussion in the tender offer materials circulated by the Company and CVS that the party identified as “Party A” initially approached the Company with a potential buyout offer. Rather than embarking on a competitive sale process and approaching a myriad of potentially interested parties, the Company entered into the Transaction on an accelerated basis, not with Party A, but with CVS. Under normal circumstances we would have expected the Company to share confidential information on the operations and real estate with Party A and give that party the opportunity to outbid CVS. According to the tender offer disclosure materials, this step was not taken.
          We do not know why the process proceeded on a rushed basis. The appearance of a large, active shareholder may have triggered the Company’s haste. If so, that would be unfortunate, as our and all other shareholders’ interests are aligned in maximizing the Company’s value. A short-circuited process is unlikely to have yielded the best price.
          Furthermore, the tender offer disclosure mentions that Party A entered into a joint defense and confidentiality agreement with the Company. We are aware that such agreements typically relate to regulatory matters and not to the exchange of confidential information for due diligence and valuation purposes. We now know that this information was not provided to Party A

Longs Drug Stores Corporation
September 11, 2008

and we believe that fact should be disclosed by the Company. As a result, the sale effort was a one-bidder process. Auctions with only one invited and informed bidder rarely lead to the highest and best price.
          Through our own work in our capacity as a shareholder, and with Blackstone’s assistance, we now know that a wide range of strategic buyers, REITs and private equity buyers were never approached as part of the sale process. We know this because we have communicated directly with such parties. As you consider your options with respect to the Transaction, we feel it is important that you are aware of this fact.
Longs’ Valuation
          In light of the disparate collection of assets that comprises Longs, we believe that the conventional valuation shorthand of precedent transaction multiples, discounted cash flow analyses and trading comparables fails to reflect a fair value for the Company. The four unique value drivers that distinguish Longs include (1) owned real estate, (2) leasehold real estate, (3) the PBM business and (4) readily available operating improvements to the Company’s core retail operation.
          Owned Full Service Real Estate1
          Based on the Company’s disclosure in its 2008 10-K, we believe that the Company owns approximately 3 million square feet of real estate. After discussions with real estate investors with expertise and retail ownership in the California and Hawaii markets, we believe that a very conservative $30 per square foot market rent for these properties is appropriate. At a 7% capitalization rate, the value of these properties alone would be approximately $1.3 billion.
          Ground Leases and Leased Full Service Real Estate
          We understand that the Company’s leases typically have a 20-year initial term with three 10-year below-market renewal options, often with a favorable purchase option in the case of ground leases. Based on the Company’s public disclosures, we believe that the Company’s current rental expense is approximately $11.60 per square foot on the approximately 7.8 million square feet of full service leased real estate. Applying a $30 per square foot market rent yields a $18.40 per square foot rent spread.
          Using a leasehold capitalization rate of 9%, the leaseholds are worth approximately $1.6 billion. While it is impossible to precisely estimate the portion of this value that would accrue to Longs in a monetization of these leaseholds without reviewing underlying leases, this is another overlooked source of substantial value in the business.

[1]	Our owned and leasehold real estate analysis is based only on 92% of the Company’s store base that is “full service”. The analysis also assumes $90 million of annual rent for these locations. Our market rent assumptions are based on our discussions with third parties who we believe to be experts in real estate matters. This analysis ignores over 1 million square feet of owned distribution centers and other real estate assets.

Longs Drug Stores Corporation
September 11, 2008

          With owned real estate of $1.3 billion and leased full service real estate of $1.6 billion, the Company’s real estate assets alone are worth $2.9 billion, or approximately $71.50 per share. In effect, CVS is buying Longs’ real estate and is getting its PBM business and retail operations for free.
          Separately, we note the disclosure in the tender offer materials that the Company did not fully consider alternative real estate monetization transactions due to tax considerations. We believe that any number of transaction structures could mitigate tax leakage as part of a monetization strategy. For instance, a REIT could purchase the Company and net lease or sublease all of its property to third parties on a tax efficient basis. Alternatively, the Company could sublease its real estate assets to CVS, Walgreens and other interested parties and convert to a REIT. We are therefore skeptical that tax considerations precluded the Company’s investigation alternative transactions.
          The PBM Business — RxAmerica
          With RxAmerica representing approximately 20% of the Company’s last twelve months (“LTM”) EBITDA, CVS’s purchase multiple of approximately 10x EBITDA for the entire Company undervalues the PBM business substantially. By way of example, Medco Health Solutions and Express Scripts trade in a range of 13x-15x LTM EBITDA. Further, their trading multiples do not reflect the substantial synergies that would accrue to an acquirer of RxAmreica such as CVS (in light of its Caremark operations) given the fixed cost, high incremental contribution nature of the PBM business.
          Depressed Operating Margins at Longs
          Longs’ operating underperformance provides yet another reason that transaction multiples are misleading in determining the Company’s valuation. In 2007, Longs’ retail EBITDAR margin was 6.0%, versus Walgreens at 10.1%. Longs has suffered from execution issues ranging from inventory management, merchandising and shrink that have contributed to its underperformance. While the Company should not receive full credit for the potential to fix these problems, there is substantial latent earnings potential in the retail business.
Incremental Disclosure
          As shareholders, we urge the Company to provide additional disclosures regarding its owned and leased real estate portfolio. It is likely that this information is readily available as part of the Company’s normal, daily operations. We do not believe that such incremental disclosure would harm the Company as a competitive matter, particularly given the Board’s decision to put the Company up for sale. Moreover, given CVS’s publicly stated intention to liquidate a substantial portion of the Company’s real estate, we do not believe that additional disclosure regarding the terms and value of leaseholds would impair the value of Longs or any leasehold.
          In addition, in light of what we believe to be a suboptimal process, such disclosure could have the ancillary benefit of inducing interested parties to increase their valuations and present the Board and shareholders with superior proposals.

Longs Drug Stores Corporation
September 11, 2008

The Way Forward
          We and our financial advisor are pursuing alternative transaction partners for the Company. We have identified four potential buyers including two separate strategic buyers, a REIT and a real estate private equity investor, each of which we believe is interested in pursuing an alternative transaction with the Company. Some of these parties have been identified in the press while others have not. We are confident that the Company and its advisors would view each of these parties as bona fide and will recognize each as having the willingness and ability to pay substantially more than $71.50, including any lawful break-up fee, in addition to a substantial premium to shareholders.
          While we can give no assurance that any party will come forward with an offer, the likelihood of such an event would materially increase if interested parties have more time to do their work and if the Company appropriately responds to inquiries that could lead to one or more superior offers.
          Fortunately, given the tender offer’s 66 2/3% minimum tender condition, the Board has empowered shareholders to act on their own behalf by choosing not to tender into the offer at this time. Moreover, given the put right described above, shareholders retain the optionality to sell at a later date and get paid dividends while they wait.
          While the terms of the Transaction limit the Company’s ability to fully re-open the auction process, Pershing Square and Blackstone are not limited from seeking higher and better offers. We are continuing to do just that. Blackstone will carry on its efforts to encourage potentially interested parties to approach the Company with alternative transactions. We are hopeful that, if such parties move forward with alternative transaction proposals, the Company’s Board of Directors and its advisors will welcome the opportunity for a better deal.
          We will update you with our progress within 45 days. Please feel free to call me if you have any questions.
PERSHING SQUARE CAPITAL MANAGEMENT, L.P.
Respectfully yours,

William A. Ackman